UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Corporate Restructuring of CPFL Jaguariúna

São Paulo, March 27 2009 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL) hereby informs the market that, as of March 25, 2009, it directly controls the following companies: Companhia Paulista de Energia Elétrica (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and CPFL Planalto Ltda. (“CPFL Planalto”).

Background

Before initiating the corporate restructuring process of CPFL Jaguariúna S.A. (“CPFL Jaguariúna”), the corporate structure was as follows:

As resolved by the Board of Directors’ Meetings (“Meetings”) of CPFL Energia and CPFL Jaguariúna and by the Extraordinary General Shareholders’ Meetings (“EGSMs”) of Perácio Participações S.A. (“Perácio Participações”) and CPFL Jaguariúna held on February 18, 2009, approval was given for the winding up of Perácio Participações through its merger into the equity of the wholly-owned subsidiary CPFL Jaguariúna, seeking to rationalize the corporate structure, reduce costs and optimize the tax benefits associated with the goodwill from the acquisition of CPFL Jaguariúna, which was approved in advance by the National Electric Power Agency (ANEEL), through Resolution 1,737 of December 16, 2008 and the subsequent approval of the Appraisal Report of the Book Value of Perácio Participações’ Shareholders’ Equity, in accordance with Order 532 of February 10, 2009.

Accordingly, the corporate structure is now as follows:

As per the resolutions taken at the Meeting of CPFL Energia held on March 13, 2009, at the Meetings of CPFL Jaguariúna, CPFL Leste Paulista and CPFL Sul Paulista held on March 16, 2009, and at the EGSMs of CPFL Jaguariúna, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração and CPFL Serviços (jointly with CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa and Jaguari Geração, the “Subsidiaries”) held on March 25, 2009, the following matters were approved:

(a) the capitalization of the capital and profit reserves of CPFL Jaguariúna;

(b) the split-off of CPFL Jaguariúna, with the transfer of the split-off portions to the Subsidiaries;

(c) the execution of a Private Protocol and Justification of the Split-Off of CPFL Jaguariuna;

(d) the ratification of the appointment of the technical specialists responsible for preparing the appraisal reports of CPFL Jaguariúna and the Subsidiaries’ shareholders’ equity;

(e) the approval of the appraisal reports of the book value and market value of shareholders’ equity;

(f) the reduction in the capital stock of CPFL Jaguariúna as a result of the split-off resolved herein and the restitution of the shareholders in CPFL Energia and the consequent amendment of its Bylaws;

(g) the reduction in the capital stock of CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa and the amendment of the respective Bylaws;

(h) the execution of an Addendum to the Concession Contracts of CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

Accordingly, the corporate structure is now as follows:

As a result of the corporate restructuring process of CPFL Jaguariúna, the ownership structure of the CPFL Group is now as follows:

Note: (1) Includes 0.2% of others.

Investor Relations
Phone: 55-19-3756-6083
Fax: 55-19-3756-6089
E-mail: ri@cpfl.com.br
Web site: www.cpfl.com.br/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.